Exhibit 99.2

Almacenes Éxito S.A.

Separate financial statements

As of Decembre 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022

Almacenes Éxito S.A.

Separate statements of financial position

At December 31, 2023 and at December 31, 2022

(Amounts expressed in millions of Colombian pesos)

		December 31,
	Notes	2023	2022
Current assets
Cash and cash equivalents	6	980,624	1,250,398
Trade receivables and other receivables	7	436,942	477,912
Prepayments	8	20,505	17,166
Related parties	9	82,266	59,416
Inventories, net	10	1,993,987	2,105,200
Financial assets	11	2,378	40,154
Tax assets	23	496,180	478,476
Assets held for sale	40	2,645	3,925
Total current assets		4,015,527	4,432,647

Non-current assets
Trade receivables and other receivables	7	16,376	54,155
Prepayments	8	3,245	3,235
Receivables with related parties and other non-financial assets	9	52,770	35,273
Financial assets	11	11,148	12,728
Deferred tax assets	23	130,660	60,160
Property, plant and equipment, net	12	1,993,592	2,059,079
Investment property, net	13	65,328	83,420
Rights of use asset, net	14	1,556,851	1,587,943
Other intangible, net	15	190,346	191,204
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,091,366	4,788,226
Other assets		398	398
Total non-current assets		9,565,157	10,328,898
Total assets		13,580,684	14,761,545

Current liabilities
Loans and borrowings	19	578,706	251,118
Employee benefits	20	2,992	2,692
Provisions	21	16,406	19,870
Payable to related parties	9	209,607	225,234
Trade payables and other payable	22	4,144,324	4,319,342
Lease liabilities	14	290,080	261,824
Tax liabilities	23	100,449	92,846
Derivative instruments and collections on behalf of third parties	24	149,563	123,446
Other liabilities	25	200,604	159,191
Total current liabilities		5,692,731	5,455,563

Non-current liabilities
Loans and borrowings	19	236,812	539,980
Employee benefits	20	18,202	14,646
Provisions	21	11,499	14,311
Trade payables and other payable	22	37,348	70,374
Lease liabilities	14	1,481,062	1,525,272
Other liabilities	25	2,353	2,411
Total non-current liabilities		1,787,276	2,166,994
Total liabilities		7,480,007	7,622,557

Shareholders’ equity
Issued share capital	26	4,482	4,482
Reserves	26	1,431,125	1,541,586
Other equity components		4,665,070	5,592,920
Total shareholders’ equity		6,100,677	7,138,988
Total liabilities and shareholders’ equity		13,580,684	14,761,545

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statements of profit or loss

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022
Continuing operations
Revenue from contracts with customers	27	15,455,008	14,955,727
Cost of sales	10	(12,235,705)	(11,868,061)
Gross profit		3,219,303	3,087,666

Distribution, administrative and selling expenses	28	(2,904,841)	(2,613,194)
Other operating revenue	30	29,844	40,225
Other operating expenses	30	(83,024)	(58,531)
Other (losses)	30	(6,105)	(1,052)
Operating profit		255,177	455,114

Financial income	31	197,722	166,060
Financial cost	31	(626,494)	(463,264)
Share of profit in subsidiaries, associates and joint ventures	32	247,331	134,236
Profit before income tax from continuing operations		73,736	292,146

Income tax gain (expense)	23	52,262	(193,074)
Profit for the year		125,998	99,072

Earnings per share (*)

Basic and diluted earnings per share (*):
Basic and diluted earnings per share from continuing operations	33	97.08	76.33

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statements of other comprehensive income

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022

Profit for the year		125,998	99,072

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) gain from new measurements of defined benefit plans	26	(2,864)	1,923
(Loss) from financial instruments designated at fair value	26	(134)	(2,501)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(2,998)	(578)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) gain from translation exchange differences (1)	26	(1,337,103)	266,865
Gain on hedge of a net investment in a foreign operation	26	-	2,473
Gain from cash flow hedge	26	2,957	4,495
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(1,334,146)	273,833

Total other comprehensive income		(1,337,144)	273,255

Total comprehensive income		(1,211,146)	372,327

Earnings per share:

Basic and diluted earnings per share (*):
Basic and diluted (loss) profit per share from continuing operations	33	(933.18)	286.88

(*)	Amounts expressed in Colombian pesos.

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statements of changes in equity

At December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)
Net income	-	-	-	-	-	-	-	-	-	-	99,072	-	99,072
Other comprehensive income	-	-	-	-	-	-	-	-	-	450,086	-	-	450,086
Reacquisition of shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(14,072)	(14,072)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	581,478	581,478
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(176,831)	-	(1,620)	(178,451)
Other net decrease (increase) in shareholders’ equity	-	-	-	-	(1,863)	-	-	-	(1,863)	-	2,529	(371)	295
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998
Other comprehensive income	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884
Other net (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statements of cash flows

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022
Operating activities

Profit for the year		125,998	99,072

Adjustments to reconcile profit for the year
Current income tax	23	9,640	87,438
Deferred income tax	23	(61,902)	105,636
Interest, loans and lease expenses	31	345,280	213,312
Loss (gain) from changes in fair value of derivative financial instruments	31	33,737	(13,214)
Allowance for expected credit losses, net	7.1	2,140	(291)
Losses on inventory obsolescence and damages, net	10.1	7,978	1,107
Impairment of property, plant and equipment and investment properties		-	771
Employee benefit provisions	20	2,579	1,790
Provisions and reversals	21	33,942	23,367
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	512,540	460,122
Amortization of intangible assets	15	25,155	22,498
Share of profit in associates and joint ventures accounted for using the equity method	32	(247,331)	(134,236)
Loss from the disposal of non-current assets		7,106	1,043
Loss from reclassification of non-current assets		-	230
Other adjustments from items other than cash		-	(80)
Interest income	31	(13,566)	(8,442)
Operating income before changes in working capital		783,296	860,123

Decrease (increase) in trade receivables and other accounts receivable		76,242	(34,187)
(Increase) decrease in prepayments		(3,349)	1,891
Decrease in receivables from related parties		1,914	6,696
Decrease (increase) in inventories		118,801	(424,732)
(Increase) in tax assets		(8,103)	(7,228)
Decrease in employee benefits		(2,896)	(2,694)
Payments of provisions	21	(40,218)	(16,458)
(Decrease) increase in trade payables and other accounts payable		(128,106)	30,645
(Decrease) increase in accounts payable to related parties		(15,628)	41,940
Increase in tax liabilities		7,603	16,608
Increase (decrease) in other liabilities		41,355	(6,680)
Income tax, net		4,639	(119,191)
Net cash flows provided by operating activities		835,550	346,733

Investing activities
Advances to subsidiaries and joint ventures		(180,725)	(70,508)
Acquisition of property, plant and equipment	12.1	(268,658)	(273,269)
Acquisition of investment property		-	(600)
Acquisition of intangible assets	15	(25,636)	(22,588)
Acquisition of other assets		(1,820)	(7,002)
Proceeds of the sale of property, plant and equipment		767	4,052
Dividends received		154,142	256,817
Net cash flows used in investing activities		(321,930)	(113,098)

Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		27	562
Proceeds paid (received) from financial assets		(46)	6,095
Payments received from collections on behalf of third parties		14,734	52,059
Proceeds from loans and borrowings	19	1,125,000	764,374
Repayment of loans and borrowings	19	(1,099,526)	(863,900)
Payments of interest of loans and borrowings	19	(214,138)	(96,170)
Lease liabilities paid	14.2	(276,413)	(261,019)
Interest on lease liabilities paid	14.2	(129,305)	(102,872)
Dividends paid	37	(217,293)	(237,580)
Interest received	31	13,566	8,442
Payments on the reacquisition of shares		-	(316,756)
Net cash flows used in financing activities		(783,394)	(1,046,765)

Net decrease in cash and cash equivalents		(269,774)	(813,130)
Cash and cash equivalents at the beginning of year	6	1,250,398	2,063,528
Cash and cash equivalents at the end of year	6	980,624	1,250,398

The accompanying notes are an integral part of the separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. On April, 2023, the Company obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). On August, 2023, the Company obtained registration as a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

Separate financial statements as of December 31, 2023 was authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 27, 2024.

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2022, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD was controlled by Casino Guichard-Perrachon S.A. which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Company common shares that will be the subject of the Spin-Off from CBD. With the Spin-Off, CBD distributed 1.080.556.276 from the Company common shares (83.26% of outstanding common shares) in the form of Brazilian Depositary Receipts Level II (“Éxito BDRs level II”), and American Depositary Shares Level II (“Éxito ADRs level II”). Following the Spin-Off, CBD retained 13.26% of the outstanding common shares of the Company. At December 31, 2023, the immediate holding company, or controlling entity of the Company is Casino Guichard-Perrachon S.A., which owns 47.29% of its ordinary shares. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and other significant accounting policies

The separate financial statements as of December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009, regulated by Decree 2420 of 2015 “Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees.

The separate financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the financial statements for 2022, the Company identified an immaterial error in non-controlling interest of the of subsidiary Grupo Disco Uruguay S.A, part of which is subject to put option. Although the error was not material, the Company has voluntarily elected to correct period 2022. This correction resulted in a decrease in other equity components, in the equity impact on the valuation put effect, of $87,093 and in the Investments of $87,093. As a result of this correction, the separate statements of financial position and the separate statements of changes in equity had been adjusted in the final figures of these accounts and in this date.

The immaterial correction did not impact, liabilities, profit for the year, comprehensive income or cash flows for the year ended December 31,2022.

Note 3. Accounting policies

The accompanying interim separate financial statements at December 31, 2023 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

The significant accounting policies applied in the preparation of the separate financial statements are the following:

Accounting estimates, judgments and assumptions

The preparation of the separate financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in future periods affected.

In the process of applying the Company’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the separate financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),
-	The estimation of expected credit losses on trade receivables (Note 11),
-	The estimation of useful lives of property, plant and equipment, and intangible assets (Notes 12 and 15),
-	Assumptions used to assess the recoverable amount of non-financial assets and define the indicators of impairment of non-financial assets (Note 34),
-	Assumptions used to assess and determine inventory losses and obsolescence (Note 10),
-	The estimation of the discount rate used to measure lease liabilities (Note 14),
-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 20),
-	The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 21 and 36) and,
-	The estimation of future taxable profits to recognize deferred tax assets (Note 23).

Such estimations are based on the best information available regarding the facts analyzed at the date of preparation of the separate financial statements, which may give rise to future changes by virtue of potential situations that may occur and would result in prospective recognition thereof; this situation would be treated as a change in accounting estimate in future financial statements.

Classification between current or non-current

The Company presents assets and liabilities in the statement of financial position based on current and nom current classification. An asset is current when it is realized or will become available in a term not to exceed one year from the reporting date. All other assets are classified as non-current. A liability is current when it is expected to be settled within twelve months from the end of the reporting periods. All other liabilities are classified as non-current. Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation and functional currency

The Company’s separate financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also the company functional currency.

Hyperinflation

The Company is stated in a non-hyperinflation economy. Separate financial statements don’t include inflation adjustments.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate (*).

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair.

(*) Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international “spot rate”, as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the separate statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

Subsidiaries are entities under Company’s control.

An associate is an entity over which is in a position of exercising significant influence, but not control or joint control, through the power of participating in decisions regarding operating and financial policies of the associate. In general, significant influence is presumed in those cases in which a stake of more than 20% is held.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in subsidiaries, associates or joint ventures are accounted for using the equity method.

Under the equity method, investment in subsidiaries, associates and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the subsidiary, associate or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. The dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Unrealized gains or losses from transactions between the Company and subsidiaries, associates and joint ventures are eliminated in the proportion interest in such entities upon application of the equity method.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its subsidiary, associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the subsidiary, associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiary, associate or joint venture and its carrying value, and then recognizes the loss within “Share of profit of an subsidiary, associate and joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over an subsidiary, associate or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Regarding transactions not involving a significant loss of control over subsidiaries or a significant loss of influence over associates and joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest is reclassified to income.

Wherever the share of the losses of a subsidiary, associate or joint venture equals to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from subsidiaries, associates and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these subsidiaries, associates or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Impairment test is described on impairment of assets note.

Intangible assets

Intangible assets acquired separately are initially recognized at cost.

Internally generated trademarks are not recognized in the statement of financial position.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by the Company’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by the Company’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Vehicles	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Other transportation equipment	From 5 to 20 years
Surveillance team armament	10 years
Other property, plant and equipment	From 10 to 20 years
Installations	From 40 to 50 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for classification as held for sale is regarded as met whenever an asset or group of assets are available for immediate sale, under current condition, and the sale is highly probable to occur. In order for the sale to be highly probable, the management must be committed to a plan to sell the asset (or assets or disposal groups) and the sale is expected within the year following the classification date.

Non-current assets and disposal groups are measured at the lower of carrying amount or fair value, less costs to sell, and are not depreciated or amortized as of the date they are classified as held for sale. Such assets or disposal groups are presented separately as current items in the statement of financial position.

In the statement of profit or loss for the current period and for that of the comparative previous period, revenue, costs and expenses from a discontinued operation are presented separately from those from continuing activities, in one single line item as profit or loss after tax from discontinued operations. An operation is deemed to be discontinued whenever it represents a business line or geographical area of operations that are material to the Company.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value, such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or manufacturing of a qualifying asset, in other words an asset that necessarily takes a substantial period (generally more than six months) to become ready for its intended use or sale, are capitalized as part of the cost of the respective asset. Other borrowing costs are accounted for as expenses during the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment of non-financial assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

To assess impairment losses, assets are grouped at the level of cash-generating units, and estimation is made of the recoverable amount. The Company has defined each store or each shop as an individual cash-generating unit.

The recoverable value is the higher of the fair value less costs to sell of the cash-generating unit or groups of cash-generating units and its value in use. This recoverable value is determined for an individual asset, unless the asset does not generate cash flows independent of the inflows produced by other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units, if it can be established.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.
-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.
-	The cash flows and terminal value are discounted to present value, using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store.

Inventories are measured using the first-in-first-out (FIFO) method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are reduced for losses and damages, which are periodically reviewed and evaluated as appropriate.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

-	Fair value through profit or loss,
-	Amortized cost, and
-	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Company transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when the Company becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

-	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,
-	Highly liquid investments,
-	Readily convertible into a known amount of cash, and
-	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of the Company’s cash management system.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

The Company uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2023 and 2022, the Company has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to the Company reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. the Company has no specific assets intended for guaranteeing the defined benefit plans.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. The Company has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

The Company pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions, contingent assets and liabilities

The Company recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of the Company; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead, they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

A contingent asset is a possible asset that arises from past events, whose existence will be confirmed only by the occurrence or non-occurrence of future events not entirely under the control of the Company. Contingent assets are not recognized in the statement of financial position unless realization is virtually certain. Instead, they are disclosed in the notes to the financial statements when an inflow of economic benefit is probable.

Taxes

Include. among others, current income tax, real estate tax and industry and trade tax.

Current income tax

Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements.

The Company permanently evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred income tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such deferred income tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when the Company acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to the Company by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by the Company and held as treasury shares.

For the purpose of calculating diluted earnings per share, profit or loss attributable to equity holders of the parent entity, and the weighted average number of shares outstanding, are adjusted for the effects of all dilutive potential ordinary shares, if any.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Costs and expenses

Costs and expenses are recognized in period results upon (a) a decrease in economic benefits, associated with a decrease in assets or an increase in liabilities, and the value thereof may be reliably measured and (b) a disbursement does not generate future economic benefits or when it does not meet the necessary requirements for its registration as an asset.

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 4.1. New and amended standards and interpretations.

The Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.	This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.	These changes did not have any impact in the consolidated financial statements.

Amendment to IAS 8 - Definition of Accounting Estimates.	This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.	These changes did not have any impact in the consolidated financial statements.

Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.

Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

These changes were adequately disclosed in the financial statements.

Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 4.2. New and revised standards and interpretations issued and not yet effective

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the separate financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted. No material effects are expected from the application of this Amendment.

Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024. No material effects are expected from the application of this Amendment.

Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024. No material effects are expected from the application of this Amendment.

Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Note 5. Relevant facts

Pre agreement for the sale of equity interest in the Company

At October13, 2023 Casino Group and Companhia Brasileira de Distribuição S.A. – CBD executed a pre agreement with Grupo Calleja, entity in El Salvador, for the sale of total equity interest in the Company (34.05% and 13.26%, respectively), through tender offers to be launched in Colombia and in United States of America for the acquisition of 100% of the outstanding shares the Company, including shares represented by American Depositary Shares (ADRs) and Brazilian Depositary Receipts (BDRs) and which is subject to the acquisition of at least 51% of the shares of the Company.

The tender offer will be subject to Superintendencia Financiera de Colombia’s approval and the necessary filings in the US Securities and Exchange Commission (SEC).

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	December 31, 2023	December 31, 2022
Cash at banks and on hand	970,325	1,232,403
Fiduciary rights – money market like (1)	8,981	16,856
Funds (2)	1,318	1,139
Total cash and cash equivalents	980,624	1,250,398

(1)	The balance is as follows:

	December 31, 2023	December 31, 2022
Fiducolombia S.A.	5,264	651
Fiduciaria Bogota S.A.	2,600	97
Credicorp Capital	613	54
Corredores Davivienda S.A.	172	206
Fondo de Inversión Colectiva Abierta Occirenta	167	7,423
BBVA Asset S.A.	165	8,425
Total fiduciary rights	8,981	16,856

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation of the Company.

(2)	Represents the Collective Investment Fund with Fiduciaria Corficolombiana created by the Parent to guarantee the payment of the lease fee on the Éxito Poblado and Cedi Avenida 68 properties.

At December 31, 2023, the Company recognized interest income from cash at banks and cash equivalents in the amount of $13,566 (December 31, 2022 - $8,442), which were recognized as financial income as detailed in Note 31.

At December 31, 2023 and at December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	December 31, 2023	December 31, 2022
Trade receivables (Note 7.1.)	229,753	245,782
Other account receivables (Note 7.2.)	223,565	286,285
Total trade receivables and other account receivables	453,318	532,067
Current	436,942	477,912
Non-Current	16,376	54,155

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	December 31, 2023	December 31, 2022
Trade accounts	177,252	156,582
Sale of real-estate project inventories (1)	39,277	66,831
Rentals and dealers	11,466	13,322
Net investment in leases	5,903	6,270
Employee funds and lending	15	7,870
Allowance for expected credit loss	(4,160)	(5,093)
Trade receivables	229,753	245,782

(1)	The decrease is mainly due to the payment of $29,500 made by Constructora Bolivar y Cusezar S.A.

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $2,140 ($291 - expense for the period ended December 31, 2022).

The movement in the allowance for expected credit losses during the sixth month periods was as follows:

Balance at December 31, 2021	7,285
Additions (Note 28.)	15,516
Reversal of allowance for expected credit losses (Note 30)	(15,807)
Write-off of receivables	(1,901)
Balance at December 31, 2022	5,093
Additions (Note 28.)	14,991
Reversal of allowance for expected credit losses (Note 30)	(12,851)
Write-off of receivables	(3,073)
Balance at December 31, 2023	4,160

Note 7.2. Other account receivables

The balance of other account receivables is shown below:

	December 31, 2023	December 31, 2022
Business agreements (1)	120,237	54,466
Recoverable taxes (2)	47,793	103,336
Other loans or advances to employees	31,295	82,525
Money remittances	18,892	16,347
Money transfer services	653	20,370
Sale of property, plant, and equipment	112	405
Other	4,583	8,836
Total other account receivables	223,565	286,285

(1)	The increase corresponds mainly to the linkage of new companies, compensation funds, employee funds, public utilities entities and foundations within the corporate agreements.

(2)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

Note 8. Prepayments

	December 31, 2023	December 31, 2022
Insurance	19,668	15,247
Lease payments made before commencement date	3,619	4,697
Other prepayments	463	457
Total prepayments	23,750	20,401
Current	20,505	17,166
Non-current	3,245	3,235

Note 9. Related parties

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

(a)	Casino International, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to the Company (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreement for the intermediation of renewals of certain insurance policies

(c)	Euris, Casino Services and Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

(d)	Companhia Brasileira de Distribuição (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Company also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Company.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement to provide oversight and monitoring services relating to energy efficiency. As of October 2022, this company has not been a related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans, provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

-	Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

-	Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of “Éxito referrals”.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

As December 31, 2023, as result of the Spin-Off mentioned in Note 1., Companhia Brasileira de Distribuição S.A. - CBD ceased as the controlling entity to become a company of the Casino Group and (b) Casino Guichard-Perrachon S.A. become a controlling entity.

Some reclassifications in the amounts of Casino Group companies and Controlling Entity´s transactions from 2022, where done for comparability effects consequently for the last paragraph.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31,
	2023	2022
Joint ventures (1)	66,450	71,845
Subsidiaries (2)	52,198	67,440
Casino Group companies (3)	3,682	2,997
Total revenue	122,330	142,282

(1)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2023	2022
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	50,298	53,398
Yield on bonus, coupons and energy	8,464	11,638
Lease of real estate	4,176	4,520
Services	991	1,392
Total	63,929	70,948

Puntos Colombia S.A.S.
Services	2,013	897

Sara ANV S.A.
Employee salary recovery	508	-

Total	66,450	71,845

(2)	Revenue relates to the provision of administration services to Éxito Industria S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	Year ended December 31,
	2023	2022
Patrimonios Autónomos	26,631	37,972
Almacenes Éxito Inversiones S.A.S.	19,951	18,882
Logística, Transporte y Servicios Asociados S.A.S.	2,671	4,040
Éxito Viajes y Turismo S.A.S.	1,754	1,580
Éxito Industrias S.A.S.	1,041	4,130
Transacciones Energéticas S.A.S. E.S.P.	150	137
Libertad S.A.	-	699
Total	52,198	67,440

(3)	Revenue mainly relates to the various services provided.

Revenue by each company is as follows:

	Year ended December 31,
	2023	2022
Relevan C Colombia S.A.S. (a)	3,204	701
Casino International	392	1,175
Casino Services	46	-
Distribution Casino France	40	534
Greenyellow Energía de Colombia S.A.S.	-	587
Total	3,682	2,997

(a)	Corresponds to revenue of collaboration agreement with Exito Media.

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2023	2022
Subsidiaries (1)	380,506	409,725
Joint ventures (2)	115,995	109,194
Controlling entity (3)	13,945	14,228
Casino Group companies (4)	7,886	45,209
Members of the Board	2,837	2,666
Total cost and expenses	521,169	581,022

(1)	Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty expenses with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	Year ended December 31,
	2023	2022
Logística, Transporte y Servicios Asociados S.A.S.	181,389	170,024
Patrimonios Autónomos	106,861	105,419
Éxito Industrias S.A.S.	71,290	102,460
Almacenes Éxito Inversiones S.A.S.	17,356	16,708
Marketplace Internacional Exito y Servicios S.A.S.	2,221	2,560
Transacciones Energéticas S.A.S. E.S.P.	1,117	734
Éxito Viajes y Turismo S.A.S.	272	152
Spice Investment Mercosur S.A.	-	4
Libertad S.A.	-	11,664
Total	380,506	409,725

(2)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2023	2022
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	13,656	10,326

Puntos Colombia S.A.S.
Cost of customer loyalty program	102,339	98,868

Total	115,995	109,194

(3)	Costs and expenses related to consulting services provided by Casino Guichard Perrachon S.A.

(4)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services

Costs and expenses by each company are as follows:

	Year ended December 31,
	2023	2022
Distribution Casino France	1,850	4,288
Euris	1,814	-
International Retail and Trade Services IG.	1,754	-
Casino Services	1,264	229
Relevan C Colombia S.A.S.	607	595
Companhia Brasileira de Distribuição – CBD S.A.	586	584
Cdiscount S.A.	11	13
Greenyellow Energía de Colombia S.A.S. (Note 9.1.)	-	39,500
Total costs and expenses	7,886	45,209

Note 9.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income.

The Company has 659,383 shares in Cnova NV in the amount of $9,222.

Note 9.4. Receivable from related parties

	Receivable		Other non-financial assets
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Joint ventures (1)	44,178	41,464	52,490	34,993
Subsidiaries (2)	31,387	14,503	280	280
Casino Group companies (3)	5,135	3,449	-	-
Controlling entity (4)	1,566	-	-	-
Total	82,266	59,416	52,770	35,273
Current	82,266	59,416	-	-
Non-Current	-	-	52,770	35,273

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	December 31, 2023	December 31, 2022
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	4,697	5,298
Other services	1,744	2,329
Total	6,441	7,627

Puntos Colombia S.A.S.
Redemption of points	37,510	33,469

Sara ANV S.A.
Other services	227	368

Total receivables	44,178	41,464

-	Other non-financial assets:

The amount of $52,490 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. The balance of $34,993 as of December 31, 2022, corresponds to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares; during 2023, authorization was obtained to register the equity increase.

(2)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	December 31, 2023	December 31, 2022
Patrimonios Autónomos (a)	22,366	3,117
Libertad S.A.	7,277	9,148
Almacenes Éxito Inversiones S.A.S.	541	477
Éxito Industrias S.A.S.	502	525
Logística, Transporte y Servicios Asociados S.A.S.	378	830
Transacciones Energéticas S.A.S. E.S.P.	196	39
Éxito Viajes y Turismo S.A.S.	96	317
Marketplace Internacional Exito y Servicios S.A.S.	30	49
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	31,387	14,503

(a)	Includes $19,604 of dividend declared.

-	The balance of accounts receivable from subsidiaries is made as follows

	December 31, 2023	December 31, 2022
Charge for dividends declared	19,604	496
Strategic direction services	7,277	9,148
Administrative services	1,886	644
Reimbursement of expenses	450	419
Sale of goods	-	79
Sale of property, plant and equipment	-	1,698
Other services	2,170	2,019
Total accounts receivable from subsidiaries	31,387	14,503

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	December 31, 2023	December 31, 2022
Casino International	3,224	2,730
Relevan C Colombia S.A.S.	1,082	192
Companhia Brasileira de Distribuição S.A. – CBD	822	288
Casino Services	7	7
Distribution Casino France	-	232
Total Casino Group companies	5,135	3,449

(4)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 9.5. Payables to related parties

The balance of payables to related parties is shown below:

	December 31, 2023	December 31, 2022
Subsidiaries (1)	164,180	158,398
Joint ventures (2)	43,779	62,673
Casino Group companies (3)	976	1,542
Controlling entity (4)	672	2,578
Members of the Board	-	43
Total	209,607	225,234

(1)	The balance of accounts payable to related parties and by concept are as follows:

-	The balance of payables by each subsidiary is as follows:

	December 31, 2023	December 31, 2022
Éxito Industrias S.A.	137,005	139,205
Logística, Transporte y Servicios Asociados S.A.S.	16,559	8,993
Patrimonios Autónomos	3,576	3,855
Almacenes Éxito Inversiones S.A.S.	3,483	3,241
Transacciones Energéticas S.A.S. E.S.P.	3,223	1,874
Marketplace Internacional Exito y Servicios S.A.S.	317	240
Éxito Viajes y Turismo S.A.S.	17	854
Devoto Hermanos S.A.	-	136
Total accounts payable to subsidiaries	164,180	158,398

-	The balance payable to subsidiaries relates to:

	December 31, 2023	December 31, 2022
Purchase of assets and inventories	134,424	137,119
Transportation service	14,858	6,048
Mobile recharge collection service	3,453	3,236
Energy service	3,218	1,874
Lease of property	2,510	3,428
Purchase of tourist trips	17	853
Other services received	5,700	5,840
Total accounts payable to subsidiaries	164,180	158,398

(2)	The balance of payables by each joint venture is as follows:

	December 31, 2023	December 31, 2022
Puntos Colombia S.A.S. (a)	43,733	62,304
Compañía de Financiamiento Tuya S.A. (b)	44	369
Sara ANV S.A.	2	-
Total accounts payable to joint ventures	43,779	62,673

(a)	Represents the balance arising from points (accumulations) issued.

(b)	Represents collections on behalf.

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	December 31, 2023	December 31, 2022
Casino Services	885	100
International Retail and Trade Services IG	91	-
Distribution Casino France	-	934
Relevan C Colombia S.A.S.	-	508
Total Casino Group companies	976	1,542

(4)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 9.6. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	December 31, 2023	December 31, 2022
Subsidiaries (Note 14.2)	459,763	452,556
Current	49,934	43,778
Non-Current	409,829	408,778

The balance of lease liabilities relates to lease contracts entered with the following subsidiaries:

	December 31, 2023	December 31, 2022
Patrimonios autónomos (Stand-alone trust funds)	459,763	452,556

Note 9.7. Other financial liabilities with related parties

	December 31, 2023	December 31, 2022
Subsidiaries (1)	34,088	17,669
Joint ventures (2)	26,506	26,167
Total	60,594	43,836

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 9.8. Key management personnel compensation

Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

In September 2023, the Company modified the definition of key management personnel and this month in after it only includes levels 1 and 2 of the organizational structure.

Compensation of key management personnel is as follows:

	Year ended December 31,
	2023	2022
Short-term employee benefits	44,792	48,890
Termination benefits	2,206	-
Post-employment benefits	780	1,895
Total key management personnel compensation	47,778	50,785

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	December 31, 2023	December 31, 2022
Inventories (1)	1,922,045	1,999,578
Raw materials	28,358	29,037
Real estate project inventories (2)	18,003	3,213
Inventories in transit	17,750	58,754
Materials, spares, accessories and consumable packaging	7,738	9,537
Production in process	93	5,081
Total inventories	1,993,987	2,105,200

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	8,862
Loss recognized during the period (Note 10.2.)	1,107
Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	7,978
Balance at September 30, 2023	17,947

(2)	For 2023, represents López de Galarza real estate project for $776 and Éxito Occidente real estate project for $17,227 (Note 13). For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At December 31, 2023, and at December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2023	2022
Cost of goods sold (1)	13,789,309	13,209,218
Trade discounts and purchase rebates	(2,268,077)	(1,949,214)
Logistics costs (2)	520,059	469,465
Damage and loss	186,436	137,485
Allowance for inventory losses, net	7,978	1,107
Total cost of sales	12,235,705	11,868,061

(1)	The annual period ended December 31, 2023 includes $29,094 of depreciation and amortization cost (December 31, 2022 - $28,249).

(2)	The annual period ended December 31, 2023 includes $301,880 of employee benefits (December 31, 2022 - $263,552) and $62,558 of depreciation and amortization cost (December 31, 2022 - $56,762).

Note 11. Financial assets

The balance of financial assets is shown below:

	December 31, 2023	December 31, 2022
Financial assets measured at fair value through other comprehensive income (1)	10,676	10,676
Derivative financial instruments designated as hedge instruments (2)	2,378	14,480
Financial assets measured at fair value through profit or loss	472	426
Derivative financial instruments (3)	-	27,300
Total financial assets	13,526	52,882
Current	2,378	40,154
Non-current	11,148	12,728

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2023	December 31, 2022
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,676	10,676

(2)	Derivative instruments designated as hedging instrument relates to interest. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0% y 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(3)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At December 31, 2023 and at December 31, 2022, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired on December 30, 2023, and 2022.

Note 12. Property, plant and equipment, net

	December 31, 2023	December 31, 2022
Land	445,269	447,733
Buildings	960,056	944,782
Machinery and equipment	881,732	827,612
Furniture and fixtures	539,865	518,827
Assets under construction	6,139	10,156
Improvements to third-party properties	457,570	429,942
Vehicles	7,584	8,724
Computers	293,597	277,754
Other property, plant and equipment	289	16,050
Total property, plant and equipment, gross	3,592,101	3,481,580
Accumulated depreciation	(1,598,509)	(1,422,501)
Total property, plant and equipment, net	1,993,592	2,059,079

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	449,842	926,054	749,208	468,105	9,073	366,792	8,892	253,889	16,050	3,247,905
Additions	-	23,126	123,530	72,578	1,442	73,459	40	36,520	-	330,695
Disposals and derecognition	(466)	(2,396)	(26,785)	(10,406)	(93)	(7,730)	(208)	(9,378)	-	(57,462)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	(200)	(18,476)	(11,508)	(276)	(2,579)	-	(3,459)	-	(36,498)
Other minor changes	(1,643)	(1,802)	135	58	10	-	-	182	-	(3,060)
Balance at December 31, 2022	-	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	18,386	94,911	33,790	-	28,669	-	23,625	-	199,381
Disposals and derecognition	-	(914)	(25,788)	(8,334)	(395)	(3,440)	(1,140)	(5,886)	-	(45,897)
(Decreases) increases from transfers between accounts of property, plant and equipment	-	-	-	-	(3,135)	3,135	-	-	-	-
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(15,066)	(4,418)	(487)	(736)	-	(3,179)	-	(23,886)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,283	-	1,346
(Decrease) from transfers (to) other balance sheet accounts – investments	-	-	-	-	-	-	-	-	(15,761)	(15,761)
Balance at December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	-	202,080	415,663	297,507		203,125	6,895	132,040	5,585	1,262,895
Depreciation	-	27,761	68,262	48,187		31,296	871	30,207	788	207,372
Disposals and derecognition	-	(601)	(21,893)	(8,412)		(6,921)	(175)	(9,329)	-	(47,331)
Other movements		(435)	-	-		-	-	-	-	(435)
Balance at December 31, 2022		228,805	462,032	337,282		227,500	7,591	152,918	6,373	1,422,501
Depreciation		28,429	71,298	52,071		34,599	555	33,716	591	221,259
Disposals and derecognition		(301)	(20,428)	(7,244)		(3,331)	(1,020)	(5,307)	-	(37,631)
Decrease) from transfers (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	(660)
(Decrease) from transfers (to) other balance sheet accounts – investments		-	-	-		-	-	-	(6,960)	(6,960)
Balance at December 31, 2023		256,273	512,902	382,109		258,768	7,126	181,327	4	1,598,509

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2023 and at December 31, 2022 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

No impairment was identified at December 31, 2023.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	December 31, 2023	December 31, 2022
Additions	199,381	330,695
Additions to trade payables for deferred purchases of property, plant and equipment	(279,147)	(406,102)
Payments for deferred purchases of property, plant and equipment	348,424	348,676
Acquisition of property, plant and equipment in cash	268,658	273,269

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	December 31, 2023	December 31, 2022
Land	43,087	60,314
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,513	90,740
Accumulated depreciation	(8,123)	(7,258)
Impairment	(62)	(62)
Total investment properties, net	65,328	83,420

The movements in the cost of investment properties, accumulated depreciation and impairment losses during the period presented are as follows:

Cost	Land	Buildings	Assets under construction	Total
Balance at December 31, 2021	57,481	26,062	807	84,350
Additions	-	-	600	600
Increases (decreases) from transfers between accounts of investment properties	-	557	(557)	-
Disposals and derecognition	(39)	(714)	-	(753)
Increase from transfers from non-current assets held for sale	1,229	1,844	-	3,073
Other changes	1,643	1,827	-	3,470
Balance at December 31, 2022	60,314	29,576	850	90,740
(Disminuciones) por transferencias hacia otras cuentas de balance – inventarios (1)	(17,227)	-	-	(17,227)
Balance at December 31, 2023	43,087	29,576	850	73,513

The movement of the accumulated depreciation during the reporting periods is shown below:

Accumulated depreciation	Buildings
Balance at December 31, 2021	5,676
Depreciation expenses	751
Disposals and derecognition	(39)
Increase from transfers from non-current assets held for sale	870
Balance at December 31, 2022	7,258
Depreciation expenses	865
Balance at December 31, 2023	8,123

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 10.1).

At December 31, 2023 and at December 31, 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2023 and at December 31, 2022, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

No impairment was identified at December 31, 2023.

In note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2023 and 2022 the results at the Company from the investment property are as follows:

	December 31, 2023	December 31, 2022
Lease rental income	5,593	4,993
Operating expense related to leased investment properties	(664)	(534)
Operating expense related to investment properties that are not leased	(2,012)	(4,029)
Net gain from investment property	2,917	430

Note 14. Leases

Note 14.1 Right of use asset, net

	December 31, 2023	December 31, 2022
Right of use asset	3,203,928	2,929,731
Accumulated depreciation	(1,647,077)	(1,341,788)
Total right of use asset, net	1,556,851	1,587,943

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,798,618
Increase from new contracts	155,395
Increases for new contracts paid in advance	7,002
Remeasurements from existing contracts (1)	160,943
Derecognition, reversal and disposal (2)	(192,227)
Balance at December 31, 2022	2,929,731
Increase from new contracts	34,933
Increases for new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	227,694
Derecognition and disposal (2)	(20,884)
Others	30,634
Balance at December 31, 2023	3,203,928

Accumulated depreciation
Balance at December 31, 2021	1,189,019
Depreciation	251,999
Derecognition and disposal (2)	(99,230)
Balance at December 31, 2022	1,341,788
Depreciation	290,416
Derecognition and disposal (2)	(20,448)
Others	35,321
Balance at December 31, 2023	1,647,077

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	December 31, 2023	December 31, 2022
Buildings	3,196,471	2,921,013
Equipment	5,206	6,163
Vehicles	2,251	2,555
Total	3,203,928	2,929,731

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	December 31, 2023	December 31, 2022
Buildings	1,641,125	1,337,094
Equipment	4,664	3,656
Vehicles	1,288	1,038
Total	1,647,077	1,341,788

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2023	2022
Buildings	288,415	249,943
Equipment	1,705	1,458
Vehicles	296	598
Total depreciation	290,416	251,999

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At December 31, 2023, the average remaining term of lease contracts is 11.50 years (12.39 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liabilities

	December 31, 2023	December 31, 2022
Lease liabilities (1)	1,771,142	1,787,096
Current	290,080	261,824
Non-current	1,481,062	1,525,272

(1)	Includes $459,763 (December 31, 2022- $452,556) of lease liabilities with related parties (Note 9.6).

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,820,785
Additions	155,395
Accrued interest	104,786
Remeasurements	161,549
Terminations	(91,528)
Payments of lease liabilities including interests	(363,891)
Balance at December 31, 2022	1,787,096
Additions	34,933
Accrued interest	132,196
Remeasurements	227,694
Terminations	(5,059)
Payments of lease liabilities including interests	(405,718)
Balance at December 31, 2023	1,771,142

Below are the future lease liability payments at December 31, 2023:

Up to one year	421,674
From 1 to 5 years	1,117,527
More than 5 years	917,645
Minimum lease liability payments	2,456,846
Future financing (expenses)	(685,704)
Total minimum net lease liability payments	1,771,142

Note 14.3. Short term leases and leases of low value assets of the Company as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment; lease contracts regarding all underlying assets with terms of less than one year, and lease contracts on intangible assets, and whose lease contracts which its payment is variable.

Variable lease payments apply to some of the Company’s property leases and are detailed below:

	December 31, 2023	December 31, 2022
Variable lease payments	47,774	69,778
Short term leases	4,042	2,613
Total	51,816	72,391

Note 14.4. Operating leases of the Company as a lessor

The Company has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	December 31, 2023	December 31, 2022
Up to one year	17,441	18,451
From 1 to 5 years	22,932	25,813
More than 5 years	19,735	23,540
Total minimum instalments under non-cancellable operating leases	60,108	67,804

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2023 lease rental income was $54,708 (December 31, 2022 - $41,386, (Note 27)) mostly comprised of investment property rental income for $5,593 (December 31, 2022 - $4,993). (Note 13) Income from variable lease payments was $6,840 (December 31, 2022 - $4,806).

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	December 31, 2023	December 31, 2022
Trademarks	86,427	81,131
Computer software	239,493	232,398
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	346,433	334,042
Accumulated amortization	(156,087)	(142,838)
Total other intangible assets, net	190,346	191,204

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	81,131	220,442	20,491	22	322,086
Additions	-	22,588	-	-	22,588
Disposals and derecognition	-	(10,187)	-	-	(10,187)
Other minor movements	-	(445)	-	-	(445)
Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	20,340	-	-	25,636
Disposals and derecognition	-	(11,906)	-	-	(11,906)
Transfers to other balance sheet accounts – Property, plant and Equipment	-	(1,346)	-	-	(1,346)
Other	-	7	-	-	7
Balance at December 31, 2023	86,427	239,493	20,491	22	346,433

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2021	130,527			130,527
Amortization	22,498			22,498
Disposals and derecognition	(10,187)			(10,187)
Balance at December 31, 2022	142,838			142,838
Amortization	25,155			25,155
Disposals and derecognition	(11,906)			(11,906)
Balance at December 31, 2023	156,087			156,087

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704 and Taeq trademark acquired in 2023 in amount of $5,296.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized, except for rights of Libertad S.A.

Information about impairment testing is disclosed in Note 34.

At December 31, 2023 and at December 31, 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	December 31, 2023	December 31, 2022
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Others	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill has indefinite useful life on the grounds of the Company’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2023 and at December 31, 2022.

Information about impairment testing and the fair value are disclosed in Notes 34 and 35.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	December 31, 2023	December 31, 2022
Spice Investment Mercosur S.A. (Note 2.1.) (a)	Subsidiary	1,958,360	2,094,228
Patrimonio Autónomo Viva Malls	Subsidiary	1,022,196	1,021,744
Onper Investment 2015 S.L. (b)	Subsidiary	602,306	1,114,211
Éxito Industrias S.A.S.	Subsidiary	225,768	205,272
Compañía de Financiamiento Tuya S.A.	Joint venture	220,079	287,611
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	19,996	24,725
Puntos Colombia S.A.S.	Joint venture	9,986	11,514
Éxito Viajes y Turismo S.A.S.	Subsidiary	6,728	5,176
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	6,263	6,404
Almacenes Éxito Inversiones S.A.S.	Subsidiary	5,859	2,208
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	4,290	1,956
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,814	3,025
Sara ANV S.A.	Joint venture	2,292	799
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	409	5,348
Gestión y Logistica S.A.	Subsidiary	170	155
Total investments accounted for using the equity method		4,091,366	4,788,226

(a)	At December, 2023, was acquired additional 6.66% of the subsidiaries equity.

(b)	The balance corresponds to the subsidiary Libertad S.A. and its subsidiaries Via Artika S.A., Gelase S.A. and Spice España de Valores Americanos S.L.

Note 17.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

Company	Country	Functional currency	Primary economic activity	Ownership percentage		Number of shares
				Year ended December 31,
				2023	2022	2023	2022
Spice Investment Mercosur S.A.	Uruguay	Uruguayan peso	Holding	100%	100%	6.550.177.757	6.550.177.757
Patrimonio Autónomo Viva Malls	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Onper Investment 2015 S.L.	Spain	Euro	Holding	100%	100%	3.000	3.000
Éxito Industrias S.A.S.	Colombia	Colombian peso	Trade	97.95%	97.95%	3.990.707	3.990.707
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Credit	50%	50%	15.483.189.879	13.097.457.027
Logística, Transporte y Servicios Asociados S.A.S.	Colombia	Colombian peso	Transport	100%	100%	6.774.786	6.774.786
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Éxito Viajes y Turismo S.A.S.	Colombia	Colombian peso	Services	51%	51%	2.500.000	2.500.000
Marketplace Internacional Éxito y Servicios S.A.S.	Colombia	Colombian peso	Trade	100%	100%	8.000.000	8.000.000
Almacenes Éxito Inversiones S.A.S.	Colombia	Colombian peso	Telephone services	100%	100%	300.000	300.000
Transacciones Energéticas S.A.S. E.S.P.	Colombia	Colombian peso	Services	100%	100%	44.957.100	42.357.100
Fideicomiso Lote Girardot	Colombia	Colombian peso	Real Estate	100%	100%	N.A	N.A
Patrimonio Autónomo Iwana	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.270.00	850.000
Depósito y Soluciones Logísticas S.A.S.	Colombia	Colombian peso	Trade	100%	100%	350.000	5.500.000
Gestión y Logística S.A.	Panama	Colombian peso	Trade	100%	100%	500	500
Marketplace Internacional Éxito S.L.	Spain	Euro	Trade	-	100%	-	3.000

Note 17.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	867,548	2,525,550	1,380,065	225,135	1,787,898	4,235,342	203,209	(519,904)
Patrimonio Autónomo Viva Malls	124,155	2,095,470	80,586	-	2,139,039	398,806	189,425	-
Onper Investment 2015 S.L.	240,279	731,092	204,441	164,624	602,306	1,052,805	1,176	(924,621)
Éxito Industrias S.A.S.	179,127	97,747	13,436	24,332	239,106	82,696	20,226	-
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Logística, Transporte y Servicios Asociados S.A.S.	28,819	16,640	19,319	6,095	20,045	207,063	5,265	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	29,617	8,317	-
Marketplace Internacional Éxito y Servicios S.A.S.	2,437	4,079	253	-	6,263	2,294	(141)	-
Almacenes Éxito Inversiones S.A.S.	16,366	5,045	13,240	28	8,143	41,712	3,651	-
Transacciones Energéticas S.A.S. E.S.P.	8,223	-	3,860	-	4,363	2,787	(192)	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	364	(182)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-
Depósito y Soluciones Logísticas S.A.S.	490	-	81	-	409	-	211	-
Gestión y Logística S.A.	185	-	15	-	170	-	18,066	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	317,698	1,325,491	208,157	15,919	(25,220)	(84,175)	(65,127)
Patrimonio Autónomo Viva Malls	86,916	78,481	-	7,507	-	(57,908)	-
Onper Investment 2015 S.L.	62,772	196,558	377	12,139	(53,292)	(19,302)	(11,905)
Éxito Industrias S.A.S.	35,545	8,150	4,980	17	-	(5,755)	(10,963)
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Logística, Transporte y Servicios Asociados S.A.S.	6,810	17,798	6,012	-	(1,336)	(6,618)	(3,428)
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Éxito Viajes y Turismo S.A.S.	32,990	26,600	516	3,053	(134)	(991)	(4,578)
Marketplace Internacional Éxito y Servicios S.A.S.	1,872	235	-	1	(1)	(1,449)	(1)
Almacenes Éxito Inversiones S.A.S.	11,724	9,597	-	761	-	(62)	(1,966)
Transacciones Energéticas S.A.S. E.S.P.	4,684	3,830	-	77	-	-	(4)
Patrimonio Autónomo Iwana	21	242	-	3	-	(149)	-
Sara ANV S.A.	1,819	425	-	2	-	(196)	-
Depósito y Soluciones Logísticas S.A.S.	450	2	-	352	-	-	(101)
Gestión y Logística S.A.	185	15	-	16	-	-	-

Financial information regarding investments accounted for using the equity method at December 31, 2022:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	928,442	2,955,379	1,705,939	284,404	1,893,478	3,590,523	142,411	531,072
Patrimonio Autónomo Viva Malls	100,249	2,087,369	34,720	-	2,152,898	344,920	148,294	-
Onper Investment 2015 S.L.	423,643	1,342,002	369,703	281,730	1,114,212	1,750,715	(93,573)	(266,831)
Éxito Industrias S.A.S.	155,867	103,017	15,595	24,409	218,880	104,480	30,861	-
Compañía de Financiamiento Tuya S.A.	4,968,085	133,262	2,160,570	2,400,687	540,090	1,530,333	(73,266)	-
Logística, Transporte y Servicios Asociados S.A.S.	32,742	21,564	20,459	9,067	24,780	191,848	6,163	-
Puntos Colombia S.A.S.	196,826	37,789	199,105	12,483	23,027	320,137	3,826	-
Éxito Viajes y Turismo S.A.S.	44,592	4,263	38,387	583	9,885	31,342	8,682	-
Marketplace Internacional Éxito y Servicios S.A.S.	2,026	4,645	264	3	6,404	2,699	(373)	-
Almacenes Éxito Inversiones S.A.S.	10,746	5,064	11,310	9	4,491	35,812	32	-
Transacciones Energéticas S.A.S. E.S.P.	4,226	-	2,270	-	1,956	1,312	(248)	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	67	5,520	66	-	5,521	336	(161)	-
Sara ANV S.A.	850	1,230	380	-	1,700	-	-	-
Depósito y Soluciones Logísticas S.A.S.	5,357	-	9	-	5,348	-	116	-
Gestión y Logística S.A.	155	-	-	-	155	5	2	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	277,878	1,641,912	266,986	11,849	(24,058)	(72,185)	(29,768)
Patrimonio Autónomo Viva Malls	69,424	32,919	-	1,539	-	(56,439)	-
Onper Investment 2015 S.L.	79,129	354,807	376	4,159	(2,659)	(24,426)	12,769
Éxito Industrias S.A.S.	3,015	7,606	5,523	710	(1,670)	(7,353)	(16,948)
Compañía de Financiamiento Tuya S.A.	523,859	2,036,426	2,382,673	1,412	(13,010)	(28,508)	(13,828)
Logística, Transporte y Servicios Asociados S.A.S.	18,124	18,481	9,021	307	(665)	(6,428)	(3,986)
Puntos Colombia S.A.S.	39,496	64,500	1,288	3,011	(23)	(746)	(3,034)
Éxito Viajes y Turismo S.A.S.	37,416	35,548	583	1,591	(73)	(852)	(4,578)
Marketplace Internacional Éxito y Servicios S.A.S.	1,592	245	-	-	(99)	(1,328)	(19)
Almacenes Éxito Inversiones S.A.S.	6,677	9,570	-	406	(31)	(70)	(288)
Transacciones Energéticas S.A.S. E.S.P.	2,181	2,257	-	45	-	-	-
Patrimonio Autónomo Iwana	62	63	-	1	-	(149)	-
Sara ANV S.A.	850	380	-	-	-	-	-
Depósito y Soluciones Logísticas S.A.S.	5,291	7	-	285	-	(7)	(10)
Gestión y Logística S.A.	155	-	-	-	-	-	-

(*) There are no other comprehensive income figures proceeding from this companies.

There are no restrictions on the capability of the subsidiaries to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments. Additionally, the Company has no contingent liabilities incurred related to its participation therein.

Note 17.3. Corporate purpose

The corporate purpose and other corporate information of investments accounted for using the equity method is the following:

Spice Investments Mercosur S.A.

A Uruguayan closed stock company, with nominative share titles. Its core purpose is investing in general, pursuant to section 47 of Uruguayan Law 16060, and it may develop investment activities in the country and abroad. Its main place of business is at Avenida General José María Paz No. 1404, Montevideo, Uruguay.

Patrimonio Autónomo Viva Malls

Established on July 15, 2016 by means of public deed 679 granted before the Notary 31st of Medellín as a stand-alone trust fund through Itaú Fiduciaria. Its main business purpose is the acquisition, whether directly or indirectly, of material rights to real estate property, mainly shopping centers and the development thereof, and the development of other real estate assets as well as the exploitation and operation thereof. The business purpose includes to lease the trade premises to third parties or to related parties, grant concessions on spaces that are part of the property, exploit, market and maintain the premises, raise funds and dispose of the assets, as well as perform all related activities as required to meet business goals. Its main place of business is at Carrera 7 No. 27 - 18 14th floor, Bogotá, Colombia.

Onper Investments 2015 S.L.

A subsidiary with domicile in Spain, Parent of Oregon LLC, Pincher LLC and Bengal LLC (companies domiciled in the United States of America) wherein it holds an interest equivalent to 50% of the share capital, Parent of Libertad S.A., Ceibotel S.A. and Geant Argentina S.A. (companies domiciled in Argentina), Vía Artika S.A. (a company domiciles in Uruguay), Spice España de Valores Americanos S.L. (a company domiciled in Spain) and Gelase S.A. (a company domiciled in Belgium) wherein it holds 100% of share capital.

The subsidiary’s corporate purpose is to carry out the following activities, in Spain and abroad:

-	Manage and administer securities representing the funds of non-resident entities in Spanish territory, through the organization of physical and human resources. CNAE Code 66.30/64.20.
-	Purchase, subscribe, hold, manage, administer, barter and sell domestic and foreign movable securities on its own without intermediation, through the organization of physical and human resources. CNAE Code 66.12.
-	Promote and develop all kinds of real estate, urban or soil management plans, whether for industrial, commercial or housing purposes. This shall include purchasing, holding, managing, administering, bartering and selling all kinds of real estate assets. CNAE Code 4110 and 683.2.
-	Perform all kinds of economic, financial and commercial surveys, as well as real estate-related surveys including those regarding the management, administration, merger and concentration of companies, and the provision of trade and entrepreneurial services. CNAE Code 69.20.
-	Exception is made of activities reserved by Law to Collective Investments Institutions, as well as those expressly reserved by the Stock Exchange Law to stockbroking agents and/or Securities and Exchange Companies.
-	Should legal provisions require a certain professional title, administrative authorization or filing with public registers to perform any of the activities included in the corporate purpose, such activities shall be carried out by individuals holding such title and, as the case may be, shall not be initiated without compliance with administrative requirements.

The mentioned activities also may be carried out, in full or in part, indirectly through investments in other companies having the same or similar corporate purpose as that described above, or under any form pursuant to the Law.

Éxito Industrias S.A.S.

A subsidiary incorporated by private document on June 26, 2014. Its corporate purpose is (i) acquire, store, transform, manufacture, sell and in general distribute under any type of contract textile goods of domestic or foreign make, and acquire, give or receive property under lease agreements devoted for opening stores, shopping malls and other locations adequate for the distribution of merchandise and the sale of goods or services; (ii) launch and operate e-commerce activities in Colombia; (iii) enter into all kinds of contracts including, without limitation, lease, distribution, operation, association, purchase-sale, technical assistance, supply, inspection, control and service contracts seeking to adequately perform its corporate purpose; (iv) provide all kinds of services including, without limitation, the execution of administration, advisory, consultancy, technical and presentation agreements seeking to adequately perform its corporate purpose; and (v) Its main place of business is at Carrera 48 No. 32 Sur - 29, Envigado, Colombia. The company’s life span is indefinite.

Compañía de Financiamiento Tuya S.A.

A joint venture, joint control over which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Logística, Transporte y Servicios Asociados S.A.S.

A subsidiary incorporated on May 23, 2014, under Colombian laws. Its main corporate purpose is the provision of air, land, maritime, fluvial, railway and multimodal domestic and international freight services for all kinds of goods in general. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from its partners. These points are redeemable for products or services available at the Puntos Colombia platform.

Éxito Viajes y Turismo S.A.S.

A subsidiary incorporated on May 30, 2013, under Colombian laws. Its main corporate purpose is the exploitation of tourism-related activities, as well as the representation of the tourism industry and the opening of travel agencies whatever its nature and the promotion of domestic and international tourism. Its main place of business is at Carrera 43 No. 31 - 166, Medellín, Colombia. The company’s life span is indefinite.

Marketplace Internacional Éxito y Servicios S.A.S.

A subsidiary incorporated on September 12, 2018 under Colombian laws. Its main corporate purpose is carrying out the following activities in one or several free-trade zones: (i) provision of services to access the e-commerce platform made available by the company, through which those logging in may perform trade transactions; (ii) activities required to ensure an adequate performance of the e-commerce platform through which accessing sellers and buyers conduct transactions: (iii) issue, commercialization, processing and reimbursement of IOUs, coupons, cards or bonuses, whether physical or digital, or through any other technological means used as a mechanism to access the goods and services offered. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Almacenes Éxito Inversiones S.A.S.

A subsidiary incorporated by private document on September 27, 2010. Its corporate purpose is mainly (i) incorporate, finance, promote, invest, individually or jointly with other individuals or legal entities, in the incorporation of companies o businesses whose purpose is the manufacturing or trading of goods, objects, merchandise, articles or elements or the provision of services related with the exploitation of trade establishments and link with such companies as associate, by contributing cash, goods or services, and (ii) promote, invest, individually or jointly with other individuals or legal entities, in the provision of networks, services and telecommunications added value, particularly all activities permitted in Colombia or abroad related with telecommunications, mobile phone and added value services. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Transacciones Energéticas S.A.S. E.S.P.

A subsidiary incorporated on March 12, 2008. This new corporate name was created as of February 16, 2021 (Note 17.2). As a consequence of this change of corporate name, the main corporate purpose consists of the trading of electric power, acquiring energy in the wholesale market for sale to end users and acquiring energy for the regulated market through a uniform conditions contract, and for the non-regulated market through a bilateral negotiation contract. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Fideicomiso Lote Girardot

The plot of land was acquired by means of assignment of fiduciary rights on February 11, 2011 through Alianza Fiduciaria S.A. Its purpose is to acquire title to the property on behalf of the Company. Its main place of business is at Carrera 10 and 11 with Calle 25, Girardot, Colombia.

Patrimonio Autónomo Iwana

Established on December 22, 2011 as a stand-alone trust fund through Fiduciaria Bancolombia S.A. Its business purpose is to operate Iwana shopping mall, including maintaining legal title to the property; execute lease agreements and the extension, renewal, amendment and termination of such agreements in accordance with the instructions received from the trustor (Parent) in its capacity as real estate administrator; the business purpose also includes manage resources, make payments as required to administer and operate the business premises and other units that are part thereof. The main place of business of the shopping mall is at Carrera 11 No. 50 – 19, Barrancabermeja, Colombia.

Sara ANV S.A.

Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia..

Depósitos y Soluciones Logísticas S.A.S.

A subsidiary incorporated on June 21, 2019, under Colombian laws. Its main corporate purpose is the storage of goods under customs control. Its main place of business is located at calle 43 sur No. 48-127, Envigado, Colombia. The company’s life span is indefinite.

Gestión y Logística S.A.

A subsidiary incorporated on September 7, 2021. Its corporate purpose consists mainly of the rendering of services in general, as well as the purchase and sale of all kinds of real estate and personal property. The main place of business is in Panama City. The company’s life span is indefinite.

Marketplace Internacional Éxito S.L.

A subsidiary incorporated on October 9, 2019, under Spanish laws. Its main corporate purpose is to carry out marketing, business development and public relations activities, as well as any activity and the provision of any service related with or ancillary to the above. Its main place of business is at Calle Constitución No 75, 28946, Fuenlabrada (Madrid), Spain. The company’s life span is indefinite.

Note 17.4. Investments in joint ventures with material non-controlling interests

At December 31, 2023 and at December 31, 2022 the following are associates and joint ventures with material non-controlling interests:

	Material Non-controlling interests
	Year ended December 31,
Investment	2023	2022
Joint venture
Compañía de Financiamiento Tuya S.A.	50%	50%
Puntos Colombia S.A.S.	50%	50%
Sara ANV S.A.	50%	50%

Below is a summary of financial information regarding associates and joint ventures with material non-controlling interests at December 31, 2023:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara NV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Sara NV S.A.	1,819	425	-	2	-	(196)	-

Below is a summary of financial information regarding associates and joint ventures with material non-controlling interests at December 31, 2022:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	4,968,085	133,262	2,160,570	2,400,687	540,090	1,530,333	(73,266)	-
Puntos Colombia S.A.S.	196,826	37,789	199,105	12,483	23,027	320,137	3,826	-
Sara NV S.A.	850	1,230	380	-	1,700	-	-	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	523,859	2,036,426	2,382,673	1,412	(13,010)	(28,508)	(13,828)
Puntos Colombia S.A.S.	39,496	64,500	1,288	3,011	(23)	(747)	(3,034)
Sara NV S.A.	850	380	-	-	-	-	-

(*) There are no other comprehensive income figures proceeding from this companies.

Note 17.5. Other information

The reconciliation of summarized financial information reported to the carrying amount of subsidiaries, associates and joint ventures in the separate financial statements is shown below:

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Spice Investment Mercosur S.A.	1,787,898	100%	1,787,898	1,958,360
Patrimonio Autónomo Viva Malls	2,139,039	51%	1,090,910	1,022,196
Onper Investment 2015 S.L. (1)	602,306	100%	602,306	602,306
Éxito Industrias S.A.S.	239,106	97.95%	234,204	225,768
Compañía de Financiamiento Tuya S.A.	405,043	50%	202,521	220,079
Logística, Transporte y Servicios Asociados S.A.S.	20,045	100%	20,045	19,996
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Éxito Viajes y Turismo S.A.S.	13,065	51%	6,663	6,728
Marketplace Internacional Éxito y Servicios S.A.S.	6,263	100%	6,263	6,263
Almacenes Éxito Inversiones S.A.S.	8,143	100%	8,143	5,859
Transacciones Energéticas S.A.S. E.S.P.	4,363	100%	4,363	4,290
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	5,146	51%	2,624	2,814
Sara ANV S.A.	4,877	50%	2,438	2,292
Depósito y Soluciones Logísticas S.A.S.	409	100%	409	409
Gestión y Logistica S.A.	170	100%	170	170

	December 31, 2022
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Spice Investment Mercosur S.A.	1,893,478	100%	1,893,478	2,094,228
Patrimonio Autónomo Viva Malls	2,152,898	51%	1,097,978	1,021,744
Onper Investment 2015 S.L. (1)	1,114,212	100%	1,114,212	1,114,211
Éxito Industrias S.A.S.	218,880	97.95%	214,392	205,272
Compañía de Financiamiento Tuya S.A.	540,090	50%	270,045	287,611
Logística, Transporte y Servicios Asociados S.A.S.	24,780	100%	24,780	24,725
Puntos Colombia S.A.S.	23,027	50%	11,514	11,514
Éxito Viajes y Turismo S.A.S.	9,885	51%	5,041	5,176
Marketplace Internacional Éxito y Servicios S.A.S.	6,404	100%	6,404	6,404
Almacenes Éxito Inversiones S.A.S.	4,491	100%	4,491	2,208
Transacciones Energéticas S.A.S. E.S.P.	1,956	100%	1,956	1,956
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	5,521	51%	2,816	3,025
Sara ANV S.A.	1,700	50%	850	799
Depósito y Soluciones Logísticas S.A.S.	5,348	100%	5,348	5,348
Gestión y Logistica S.A.	155	100%	155	155

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2023, and December 31, 2022.

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 21.

These investments have no restrictions or liens that affect the interest held in them.

Note 18. Non-cash transactions

During the year ended at December 2023 and 2022, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	December 31, 2023	December 31, 2022
Bank loans	815,518	791,098
Current	578,706	251,118
Non-current	236,812	539,980

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	878,268
Proceeds from loans and borrowing	764,374
Interest accrued	108,526
Repayments of interest on loans and borrowings	(960,070)
Balance at December 31, 2022 (1)	791,098
Proceeds from loans and borrowing (2)	1,125,000
Interest accrued	213,084
Repayments of interest on loans and borrowings (3)	(1,313,664)
Balance at December 31, 2023	815,518

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2023, discounted at present value:

Year	Total
2025	118,110
2026	67,660
2027	27,118
>2028	23,924
236,812

(1)	The balance at December 31, 2022 mainly includes $157,082 of a bilateral credit taken on March 27, 2020, $135,000 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $200,000; $155,458 y $125,025 taken on March 26, 2021.

(2)	The Company requested disbursement of $100,000 against one of its outstanding bilateral credits entered February 15, 2019; disbursement of $300,000 and $100,000 against the bilateral revolving credit entered on February 18, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In April 2023, the Company requested disbursements for $130,000 and $70,000 against the bilateral revolving credit entered on October 20, 2022.

In May 2023, the Company requested disbursements for $100,000 against the bilateral revolving credit entered on October 20, 2022.

In August 2023, the Company requested disbursements for $100,000 and $25,000 of new bilateral credit entered on August 28, 2023, used according to literal (a) Note 17.

(3)	In March 2023, the Company repaid $12,083 on the bilateral credit agreement executed on March 27, 2020.

In April 2023, the Company paid $17,271 and $8,325 corresponding to two bilateral credit contracts signed on March 26, 2021.

In June 2023, the Company paid $12,083 corresponding to the bilateral credit agreement signed on March 27, 2020

In October 2023, the Company paid $12,083 corresponding to the bilateral credit agreement signed on March 27, 2020; $17,271 and $8,325 corresponding to two bilateral credit contracts signed on March 26, 2021. Likewise, paid $100,000 of the current bilateral revolving credit signed on February 15, 2019, and $100,000 of the bilateral revolving credit signed on October 20, 2022.

In November 2023, the Company paid $50,000 of the bilateral revolving credit signed on April 4, 2022, and $200,000 of the bilateral revolving credit signed on October 20, 2022.

In December 2023, the Company paid $12,083 corresponding to the bilateral credit agreement signed on March 27, 2020; $150,000 of the bilateral revolving credit signed on April 4, 2022; $400,000 of the bilateral revolving credit signed on February 18, 2022.

During the 2023 period the Company paid $214,138 in interest.

As of December 31, 2023, the Company has available unused credit lines to minimize liquidity risks, as follows:

Banco Davivienda S.A.	400,000
Bancolombia S.A.	500,000
Total	900,000

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2023 and 2022, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at December 31, 2023 and December 31, 2022, were complied.

Note 19.1. Financial leverage ratio

The following is the estimation of the financial leverage ratio:

	December 31, 2023	December 31, 2022
Current (liabilities) assets
Current financial (liabilities) (1)	(578,706)	(251,118)
Other current financial (liabilities) (2) (Note 24)	(16,787)	(5,404)
Other current financial assets (3)	2,378	40,154

Non-current (liabilities) assets
Non-current financial (liabilities) (1)	(236,812)	(539,980)
Other non-current financial assets (3)	-	1,626

Total liabilities, net	(829,927)	(754,722)
Adjusted recurring Ebitda	1,034,574	1,253,379
Net liabilities/Adjusted recurring Ebitda	0.80	0.60

(1)	Financial liabilities:

	December 31, 2023	December 31, 2022
Bank loans	815,518	791,098
Current	578,706	251,118
Non-current	236,812	539,980

(2)	Other current financial liabilities:

	December 31, 2023	December 31, 2022
Derivative financial instruments	11,299	5,404
Derivative financial instruments designated as hedge instruments	5,488	-
Total other current financial liabilities	16,787	5,404

(3)	Other current financial assets:

	December 31, 2023	December 31, 2022
Derivative financial instruments designated as hedge instruments	2,378	12,854
Derivative financial instruments	-	27,300
Total other current financial assets	2,378	40,154

Other non-current financial assets:

	December 31, 2023	December 31, 2022
Derivative financial instruments designated as hedge instruments	-	1,626

(4)	Under contract terms, the estimation of the Ebitda is as follows:

-	Recurring operating income of the last 12 months, measured pursuant to IFRS 16,
-	Plus depreciation and amortization, and all other expenses not involving cash outflows, accrued during the same 12-month period, including those arising from the depreciation of use rights pursuant to IFRS 16
-	Plus dividends distributed by subsidiaries, directly or through special-purpose vehicles, under control of the Company, effectively received,
-	Plus proforma dividends of subsidiaries acquired during the last 12 months of activity. Proforma dividends are those dividends that would have been received if the Parent had acquired or maintained under control a subsidiary during the entire 12-month period.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	December 31, 2023	December 31, 2022
Defined benefit plans	19,424	15,810
Long-term benefit plan	1,770	1,528
Total employee benefits	21,194	17,338
Current	2,992	2,692
Non-Current	18,202	14,646

Note 20.1. Defined benefit plans

The Company has the following defined benefit plans:

a.	Retirement pension plan

Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

The Company is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

b.	Retroactive severance pay plan

Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and 2022, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2021	18,431	362	18,793
Cost of current service	-	11	11
Interest expense	1,468	26	1,494
Actuarial loss from changes in experience	395	40	435
Actuarial (gain) losses from financial assumptions	(2,577)	18	(2,559)
Benefits paid	(2,311)	(53)	(2,364)
Balance at December 31, 2022	15,406	404	15,810
Cost of current service	-	11	11
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	883	21	904
Actuarial (gain) losses from financial assumptions	3,199	70	3,269
Benefits paid	(2,505)	(55)	(2,560)
Balance at December 31, 2023	18,922	502	19,424

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	Year ended December 31,
	2023		2022
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	11.00%	10.50%	13.07%	13.60%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	5.5%	5.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

Years of service	December 31, 2023	December 31, 2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	Year ended December 31,
	2023		2022
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(256)	(3)	(185)	(3)
Discount rate – 25	263	3	190	3
Discount rate + 50	(506)	(6)	(365)	(6)
Discount rate – 50	535	6	384	6
Discount rate + 100	(985)	(11)	(713)	(11)
Discount rate – 100	1,102	12	788	12
Annual salary increase rate + 25	N/A	5	N/A	5
Annual salary increase rate - 25	N/A	(5)	N/A	(5)
Annual salary increase rate + 50	N/A	9	N/A	10
Annual salary increase rate - 50	N/A	(9)	N/A	(10)
Annual salary increase rate + 100	N/A	18	N/A	20
Annual salary increase rate - 100	N/A	(18)	N/A	(19)

Contributions for the next years funded with the Company’s own resources are foreseen as follows:

	Year ended December 31,
	2023		2022
Year	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
2023	-	-	2,427	59
2024	2,654	5	2,437	4
2025	2,656	270	2,419	185
2026	2,624	84	2,383	110
>2027	39,246	304	35,743	275
Total	47,180	663	45,409	633

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2023 is 6.2 years (December 31, 2022 -5.5 years).

The Company has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2023 amounted to $59,323 (December 31, 2022 - $51,728).

Note 20.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and December 31, 2022, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015, the Company reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2020	1,756
Cost of current service	63
Interest expense	115
Actuarial loss from change in experience	200
Actuarial loss from demographic change	34
Actuarial gain from financial assumptions	(127)
Cost of service past	(13)
Benefits paid	(317)
Balance at December 31, 2022	1,528
Cost of current service	57
Interest expense	194
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	240
Cost of service past	(128)
Benefits paid	(208)
Balance at December 31, 20223	1,770

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	December 31, 2023	December 31, 2022
Discount rate	10.80%	13.60%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	5.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

Years of service	December 31, 2023	December 31, 2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

Variation expressed in basis points	December 31, 2023	December 31, 2022
Discount rate + 25	(17)	(15)
Discount rate – 25	18	15
Discount rate + 50	(35)	(29)
Discount rate – 50	36	30
Discount rate + 100	(68)	(58)
Discount rate – 100	74	62
Annual salary increase rate + 25	19	16
Annual salary increase rate - 25	(18)	(16)
Annual salary increase rate + 50	38	33
Annual salary increase rate - 50	(37)	(32)
Annual salary increase rate + 100	77	67
Annual salary increase rate - 100	(72)	(63)

Contributions for the next years funded with the Company’s own resources are foreseen as follows:

Year	December 31, 2023	December 31, 2022
2023	-	207
2024	334	343
2025	419	373
2026	278	251
>2027	1,865	1,758
Total	2,896	2,932

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2023 is 4.3 years (December 31, 2022 - 4.3 years).

The Company has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2023 was recognized as an expense in the amount of $144 (December 31, 2022 was recognized as an income in the amount of $96).

Note 21. Provisions

The balance of provisions is shown below:

	December 31, 2023	December 31, 2022
Legal proceedings (1)	14,442	12,695
Restructuring	5,125	10,457
Taxes other than income tax (Note 30)	242	3,578
Other	8,096	7,451
Total provisions	27,905	34,181
Current	16,406	19,870
Non-current	11,499	14,311

At December 31, 2023 and at December 31, 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	December 31, 2023	December 31, 2022
Labor legal proceedings	8,031	7,414
Civil legal proceedings	6,411	5,281
Total legal proceedings	14,442	12,695

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	12,835	3,407	878	10,239	27,359
Increase	4,853	171	14,649	7,501	27,174
Payments	(2,088)	-	(4,946)	(9,424)	(16,458)
Reversals (not used)	(2,905)	-	(124)	(778)	(3,807)
Others	-	-	-	(87)	(87)
Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	6,361	-	28,746	6,971	42,078
Payments	(1,451)	-	(32,814)	(5,953)	(40,218)
Reversals (not used)	(3,163)	(3,336)	(1,264)	(373)	(8,136)
Balance at December 31, 2023	14,442	242	5,125	8,096	27,905

Note 22. Trade payables and other payable

	December 31, 2023	December 31, 2022
Payables to suppliers of goods	2,024,389	2,166,915
Payables and other payable - agreements (1)	1,561,620	1,485,281
Payables to other suppliers	252,212	314,017
Employee benefits	166,428	150,551
Purchase of assets	87,623	169,766
Withholding tax payable	42,537	52,622
Tax payable	9,033	5,757
Dividends payable	2,315	2,217
Other	35,515	42,590
Total trade payables and other payable	4,181,672	4,389,716
Current	4,144,324	4,319,342
Non-current	37,348	70,374

(1)	The detail of payables and other payable - agreements is shown below:

	December 31, 2023	December 31, 2022
Payables to suppliers of goods	1,428,380	1,438,494
Payables to other suppliers	133,240	46,787
Total payables and other payable – agreements	1,561,620	1,485,281

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Inflation adjustments were eliminated for tax purposes as of 2007.

d.	The tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. Until 2022 the rate was 10% and for 2023 the rate is 15%.

e.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $13 in 2023) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2023 and 2022.

f.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

g.	The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

h.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations.

i.	50% of the industry and trade tax can be taken as a tax discount for taxable 2021 and 2022.

j.	Regarding contributions to employee education, the payments that meet the following conditions are deductible: (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions.

k.	VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax.

l.	The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

m.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services.

n.	Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period.

o.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

Tax credits

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At December 31, 2023, the Company has accrued $61,415 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415

At December 31, 2023, the Company has accrued tax losses amounting to $740,337 (at December 31, 2022 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2021	738,261
Adjustment from prior periods	2,076
Balance at December 31, 2022	740,337
Tax expense during the period	-
Balance at December 31, 2023	740,337

Finality of tax returns

As of 2020 the general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years.

For 2022 and at 2023, if there is a 35% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax return for 2022, 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date; the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date; the income tax returns for 2018, 2017 and 2016 where tax losses and balances receivable were assessed, are open to review for 12 years as of filing date; the income tax for equality CREE return for 2016 where tax losses and a balance receivable were assessed is open to review for 12 years as of filing date.

Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at December 31, 2023.

Transfer pricing

Company transactions with its controlling entity, subsidiaries and related parties located at the free-trade zone or abroad have been carried out in accordance with the arm’s length principle as if they were independent parties, as required by Transfer Pricing provisions set out by domestic tax regulations. Independent advisors updated the transfer pricing survey as required by tax regulations, aimed at demonstrating that transactions with foreign related parties were carried out at market values during 2022. For this purpose, the Company filed an information statement and has a survey available as of September 18, 2023.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	December 31, 2023	December 31, 2022
Income tax credit receivable	274,411	281,803
Tax discounts applied	133,608	109,241
Industry and trade tax advances and withholdings	70,904	62,801
Tax discounts from taxes paid abroad	17,257	24,631
Total current tax assets	496,180	478,476

Current tax liabilities

	December 31, 2023	December 31, 2022
Industry and trade tax payable	96,829	91,084
Tax on real estate	3,620	1,762
Total current tax liabilities	100,449	92,846

Note 23.3. Income tax

The components of the income tax gain (expense) recognized in the statement of profit or loss were:

	Year ended December 31,
	2023	2022
Deferred income tax gain (expense) (Note 23.5)	61,902	(105,636)
Adjustment in respect of current income tax of prior periods	100	(9,082)
Current income tax (expense)	(6,674)	(57,822)
(Expense) tax paid abroad	(2,676)	(15,228)
(Expense) occasional gain current tax	(390)	(14)
Unused industry and trade tax discount	-	(5,292)
Total income tax gain (expense)	52,262	(193,074)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2023	Rate	2022	Rate
Profit before income tax from continuing operations	73,736		292,146
Tax expense at enacted tax rate in Colombia	(25,808)	(35)%	(102,251)	(35)%
Unrecognition deferred tax from prior periods	(1,186)		(5,758)
Local operations without fiscal impact	37,989		(15,561)
Share of income in local joint ventures	41,267		8,151
Tax impact of readjustment to carry forward losses	-		727
Tax effect from changes in tax rates	-		(78,382)
Total income tax gain (expense)	52,262	71%	(193,074)	(66)%

Note 23.4. Minimum Taxation Rate

Based on the provisions established by the Organization for Economic Cooperation and Development in relation to the pillars to address the fiscal challenges arising from the digitalization and internationalization of the economy, the Company has adopted the Second Pillar, which establishes the application of a 15% income tax rate. In Colombia, through Law 2277 of 2022, the criteria for establishing the Minimum Tax Rate or the Adjusted Tax Rate were defined.

The calculation of the minimum tax rate as of December 31, 2023, is as follows:

Earnings before income tax	73,736
Permanent differences that increase net income	174,823
Net income from occasional gain affecting earnings before taxes	(2,595)
Income exempted by application of treaties to avoid double taxation - CAN -CHC (1) and other exempted income considered for the purification of the minimum tax rate	(65,090)
Offset of tax losses or excess of presumptive income taken in the taxable year and that did not affect earnings before taxes.	(149,775)
Equity method income for the respective taxable year	(362,267)
Net (loss) adjusted (2)	(331,168)

Net income tax	-
Tax credits for application of treaties to avoid double taxation (taxes paid abroad)	6,674
Total (expense) income tax, current (Note 23.3)	6,674

(1)	(CAN) Andean Community of Nations and (CHC) Colombian Holding Entities.

(2)	In accordance with the Colombian Tax Regulation for those taxpayers whose adjusted profit is equal to or less than zero, the Minimum Tax Rate does not apply.

Note 23.5. Deferred tax

	December 31, 2023			December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	619,900	-	619,900	625,484	-	625,484
Tax losses	259,118	-	259,118	259,118	-	259,118
Tax credits	61,449	-	61,449	62,943	-	62,943
Excess presumptive income	21,495	-	21,495	73,917	-	73,917
Trade payables and other payables	11,389	-	11,389	43,797	-	43,797
Investment property	-	(41,499)	(41,499)	-	(47,799)	(47,799)
Buildings	-	(138,744)	(138,744)	-	(168,860)	(168,860)
Goodwill	-	(217,687)	(217,687)	-	(218,308)	(218,308)
Right of use asset	-	(542,196)	(542,196)	-	(553,457)	(553,457)
Other	113,543	(16,108)	97,435	36,706	(53,381)	(16,675)
Total	1,086,894	(956,234)	130,660	1,101,965	(1,041,805)	60,160

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Year ended December 31,
	2023	2022
Gain (expense) from deferred tax recognized in income	61,902	(105,636)
Gain from deferred tax recognized in other comprehensive income	8,598	(24)
Total movement of net deferred tax	70,500	(105,660)

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2023 amounted to $971,259 (at December 31, 2022 - $1,395,447).

Note 23.6. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2023 or 2022 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	December 31, 2023	December 31, 2022
Collections on behalf of third parties (1)	132,776	118,042
Derivative financial instruments (2)	11,299	5,404
Derivative financial instruments designated as hedge instruments (3)	5,488	-
Total derivative instruments and collections on behalf of third parties	149,563	123,446

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $60,594 (at December 31, 2022 - $43,836) with related parties (Note 9.7).

(2)	The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 25. Other liabilities

The balance of other liabilities is shown below:

	December 31, 2023	December 31, 2022
Deferred revenues (1)	200,205	143,074
Advance payments under lease agreements and other projects	2,353	2,942
Repurchase coupon	239	942
Instalments received under “plan resérvalo”	160	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	202,957	161,602
Current	200,604	159,191
Non-current	2,353	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponded to advance payment received for the sale of “Galería la 33” real estate project, legalized in 2023.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2021	165,046
Additions	1,261,176
Revenue recognized	(1,283,148)
Balance at December 31, 2022	143,074
Additions	3,634,977
Revenue recognized	(3,577,846)
Balance at December 31, 2023	200,205

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2023 and at December 31, 2022, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At December 31, 2023 and at December 31, 2022, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	December 31, 2023			December 31, 2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(4,493)	-	(4,493)	(4,359)	-	(4,359)
Remeasurement on defined benefit plans	(5,059)	1,793	(3,266)	(736)	334	(402)
Translation exchange differences	(2,288,677)	-	(2,288,677)	(951,574)	-	(951,574)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	8,756	2,611	11,367	12,938	(4,528)	8,410
Total other accumulated comprehensive income	(2,308,450)	4,404	(2,304,046)	(962,708)	(4,194)	(966,902)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2023	2022
Retail sales (1)	15,026,313	14,529,617
Service revenue (2)	374,468	322,564
Other revenue (3)	54,227	103,546
Total revenue from contracts with customers	15,455,008	14,955,727

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount corresponds the following items:

	Year ended December 31,
	2023	2022
Retail sales, net of sales returns and rebates	14,976,917	14,500,852
Sale of inventories of real estate project (a)	49,396	28,765
Total retail sales	15,026,313	14,529,617

(a)	As of December 31, 2023, it corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208, the Carulla Calle 100 real estate project for $18,000 and 20.43% of La Secreta land for $2,188. As of December 31, 2022, it corresponds to the sale of a percentage of the inventory of the Montevideo real estate project for $26,260 and a percentage of the La Secreta land for $2,505.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2023	2022
Advertising	96,020	90,504
Distributors	84,829	76,165
Lease of real estate (Note 14.4)	54,708	41,386
Lease of physical space	46,105	33,221
Banking services	21,817	19,082
Administration of real estate	20,045	16,500
Commissions	17,123	18,686
Transport	12,033	9,729
Money transfers	9,096	8,753
Other services	12,692	8,538
Total service revenue	374,468	322,564

(3)	Other revenue relates to:

	Year ended December 31,
	2023	2022
Marketing events	20,252	19,405
Leverages of assets (a)	11,247	61,204
Collaboration agreements (b)	7,513	8,437
Financial services	4,606	4,149
Royalty revenue	3,792	3,542
Use of parking spaces	1,772	1,557
Technical assistance	1,586	1,620
Other	3,459	3,632
Total other revenue	54,227	103,546

(a)	As of December 31, 2022, it mainly included the bonus received for the operating results generated in the real estate projects for $32,948, the bonus received to ensure permanence in a leased property for $6,000 and the income from meeting commercial alliance goals for $4,422.

(b)	Represents revenue from the following collaboration agreements:

	Year ended December 31,
	2023	2022
Redeban S.A.	4,010	3,656
Éxito Media	2,907	1,153
Alianza Sura	481	3,588
Moviired S.A.S.	115	40
Total revenue from collaboration agreements	7,513	8,437

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2023	2022
Employee benefits (Note 29)	831,963	730,630
Depreciation and amortization	446,043	397,609
Taxes other than income tax	222,528	155,001
Fuels and power	189,438	175,854
Repairs and maintenance	150,239	150,828
Advertising	100,337	102,284
Services	88,871	92,234
Commissions on debit and credit cards	83,229	68,516
Security services	80,868	77,481
Professional fees	70,845	78,269
Leases	61,177	70,560
Cleaning services	50,465	44,005
Administration of trade premises	57,243	49,917
Transport	46,413	43,646
Insurance	42,141	37,508
Commissions	17,145	13,986
Outsourced employees	15,929	14,674
Packaging and marking materials	14,999	19,483
Expected credit loss expense (Note 7.1)	14,991	15,516
Travel expenses	12,453	14,298
Other provision expenses	11,738	11,604
Cleaning and cafeteria	9,831	9,534
Other commissions	7,562	8,602
Seguros Éxito collaboration agreement	6,537	-
Legal expenses	6,432	7,631
Stationery, supplies and forms	5,837	5,032
Ground transportation	4,463	4,208
Autos Éxito collaboration agreement	817	1,847
Other	254,307	212,437
Total distribution, administrative and selling expenses	2,904,841	2,613,194
Distribution expenses	1,880,068	1,672,529
Administrative and selling expenses	192,810	210,035
Employee benefit expenses	831,963	730,630

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2023	2022
Wages and salaries	701,793	613,366
Contributions to the social security system	10,558	9,263
Other short-term employee benefits	42,209	36,509
Total short-term employee benefit expenses	754,560	659,138

Post-employment benefit expenses, defined contribution plans	59,323	51,728
Post-employment benefit expenses, defined benefit plans	62	53
Total post-employment benefit expenses	59,385	51,781

Termination benefit expenses	1,084	1,424
Other long-term employee benefits	144	(96)
Other personnel expenses	16,790	18,383
Total employee benefit expenses	831,963	730,630

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating (expenses) revenue, net

Other operating revenue

	Year ended December 31,
	2023	2022
Recovery of impairment of trade receivables (Note 7.1)	12,851	15,807
Other indemnification (1)	7,544	19,201
Reimbursement of tax-related costs and expenses (2)	3,336	-
Recovery of other provisions for civil proceedings	2,056	899
Recovery of other provisions	1,636	902
Recovery of costs and expenses from taxes other than income tax (2)	1,315	1,211
Recovery of restructuring expenses	1,106	2,007
Others	-	198
Total other operating revenue	29,844	40,225

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation.

(2)	Corresponds to the nullity of the process for the IVA review settlements for bimesters 3, 4 and 6 of 2013 (Note 21).

Other operating expenses

	Year ended December 31,
	2023	2022
Restructuring expenses, net (1)	(28,746)	(14,649)
Other (2)	(54,278)	(43,882)
Total other operating expenses	(83,024)	(58,531)

(1)	Expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan.

(2)	Corresponds:

	Year ended December 31,
	2023	2022
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	(46,531)	(34,527)
Fees for projects for the implementation of norms and laws	(7,747)	(9,355)
Total others	(54,278)	(43,882)

Other (losses) net income

	Year ended December 31,
	2023	2022
Gain from the early termination of lease contracts	393	6,413
Gain from the sale of assets	335	998
Write-off of assets	(6,833)	(7,764)
Impairment loss on assets	-	(771)
Others	-	72
Total other (losses), net	(6,105)	(1,052)

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2023	2022
Gain from exchange differences	141,529	48,916
Gain from liquidated derivative financial instruments	37,599	74,864
Interest income on cash and cash equivalents (Note 6)	13,566	8,442
Interest from investment in finance leases	420	294
Gain from fair value changes in derivative financial instruments	71	28,824
Other financial income	4,537	4,720
Total financial income	197,722	166,060

Interest expense on loan and borrowings	(213,084)	(108,526)
Interest expense on lease liabilities	(132,196)	(104,786)
(Loss) from exchange differences	(86,831)	(159,804)
Factoring expenses	(75,670)	(51,537)
Loss from liquidated derivative financial instruments	(73,643)	(12,846)
Loss from fair value changes in derivative financial instruments	(33,808)	(15,610)
Commission expenses	(6,017)	(4,731)
Other financial expenses	(5,245)	(5,424)
Total financial cost	(626,494)	(463,264)
Net financial result	(428,772)	(297,204)

Note 32. Share of income in subsidiaries and joint ventures that are accounted for using the equity method

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	Year ended December 31,
	2023	2022
Spice Investments Mercosur S.A.	203,209	142,411
Patrimonio Autónomo Viva Malls	105,531	77,613
Éxito Industrias S.A.S.	20,953	32,630
Gestión y Logística S.A.	18,066	2
Logística, Transportes y Servicios Asociados S.A.S.	5,271	6,108
Éxito Viajes y Turismo S.A.S.	4,200	4,342
Almacenes Éxito Inversiones S.A.S.	3,651	32
Onper Investments 2015 S.L.	1,176	(93,572)
Depósitos y Soluciones Logísticas S.A.S.	211	115
Patrimonio Autónomo Iwana	(112)	(103)
Marketplace Internacional Éxito y Servicios S.A.S.	(141)	(374)
Transacciones Energéticas S.A.S. E.S.P.	(265)	(248)
Sara ANV S.A.	(367)	-
Puntos Colombia S.A.S.	(1,528)	1,913
Compañía de Financiamiento Tuya S.A.	(112,524)	(36,633)
Total	247,331	134,236

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding for the annual year ended December 31, 2023 and December 31, 2022.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the year:

	Year ended December 31,
	2023	2022
Net profit attributable to shareholders	125,998	99,072
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic and diluted earnings per share (in Colombian pesos)	97.08	76.33

In total comprehensive income for the year:

	Year ended December 31,
	2023	2022
Net (loss) profit attributable to the shareholders	(1,211,146)	372,327
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic and diluted (loss) earnings per share (in Colombian pesos)	(933.18)	286.88

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 7).

Note 34.2. Non-financial assets

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets, working capital items, the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Taeq	Total
Goodwill (Note 16)	90,674	856,495	37,402	464,332	4,174	-	1,453,077
Trademarks with indefinite useful life (Note 15)	-	-	17,427	63,704	-	5,296	86,427
Rights with indefinite useful life (Note 15)	17,720	2,771	-	-	-		20,491

Although the commercial premises that are assigned to the cash-generating unit Surtimayorista do not have a capital gain acquired through business combinations, this value assigned for the purposes of the impairment test is the result of the conversions of warehouses of the format Surtimax to this new format; the capital gain assigned to the commercial premises of the cash-generating unit Surtimax comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A. as mentioned in Note 16.

The method used for testing the impairment of cash generating units was the value in use given the difficulty of finding an active market that enables establishing the fair value of such intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.6% corresponding to the long-term inflation expectation for the country. This date supposes real growth rate of 0% for cash flows beyond the five-year period. For the Company this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2024 onwards, which is the enacted rate in Colombia as at December 31, 2023.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where the Company operates, which was 13.2% for 2023, 10.7% for 2024, 9.7% for 2025, 9.0% for 2026, 8.1% for 2027 y 8.1% for 2028 onwards.

The budgeted average Ebitda growth rate for the next five years is 10.3%.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for the Company; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The impairment loss of property, plant and equipment is the book value that exceeds the recoverable value; in turn, the recoverable value is the higher of the value in use and the fair value less costs to sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) given its adequate approximation to the recoverable value of these assets.

As a result of the observation of impairment indications and the application of this test, there was no impairment in the book value for properties, improvements and groups of cash-generating units.

The method used to test the impairment loss of investment properties owned by the Company was the revenue approach given its proximity to the fair value of such real-estate property.

December 31, 2022

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets, working capital items, the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and the goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Total
Goodwill (Note 16)	90,674	856,495	37,402	464,332	4,174	1,453,077
Trademarks with indefinite useful life (Note 15)	-	-	17,427	63,704	-	81,131
Rights with indefinite useful life (Note 15)	17,720	2,771	-	-	-	20,491

Even if trade establishments allocated to Surtimayorista cash-generating unit do not have goodwill acquired through business combinations, this value allocated for the purpose of impairment testing results from the change of stores in the Surtimax format to this new format; goodwill allocated to trade establishments of the Surtimax cash-generating unit comes from the business combination in 2007 under the merger with Carulla Vivero S.A. as disclosed in Note 16.

The method used for testing the impairment of cash generating units was the value in use given the difficulty of finding an active market that enables establishing the fair value of such intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.7% corresponding to the long-term inflation expectation for the country. This date supposes real growth rate of 0% for cash flows beyond the five-year period. For the Company this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2022.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where the Company operates, which was 10.40% for 2022, 9.5% for 2023, 9.3% for 2024, 8.3% for 2025, 7.5% for 2026 and 7.4% for 2027 onwards.

The budgeted average Ebitda growth rate for the next five years is 8.0%.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for the Company; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The impairment loss of property, plant and equipment is the book value that exceeds the recoverable value; in turn, the recoverable value is the higher of the value in use and the fair value less costs to sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) given its adequate approximation to the recoverable value of these assets.

As a result of the observation of signs of impairment loss and the application of the test, impairment was identified in part of Viva Calle 80 in the amount of $241, as detail in Note 12. The impairment loss was recognized in profit or loss as detail in Note 30.

The method used to test the impairment loss of investment properties owned by the Company was the revenue approach given its proximity to the fair value of such real-estate property.

As result of the testing, there was impairment loss of local premises of Centro Comercial Viva Suba of $530 as detail in Note 13. The impairment loss was recognized in profit or loss as detail in Note 30.

Except for the above, no impairment in the carrying amounts of cash-generating units was identified.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	12,629	11,085	19,550	18,001
Equity investments (Note 11)	10,676	10,676	10,676	10,676
Forward contracts measured at fair value through income (Note 11)	-	-	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 11)	2,378	2,378	14,480	14,480
Investments in private equity funds (Note 11)	472	472	426	426
Non-financial assets
Investment property (Note 13)	65,328	162,617	83,420	165,477
Investment property held for sale (Note 40)	2,645	4,505	3,925	6,692
Financial liabilities
Loans and borrowings (Note 19)	815,518	815,866	791,098	780,917
Forward contracts measured at fair value through income (Note 24)	11,299	11,299	5,404	5,404
Swap contracts denominated as hedge instruments (Note 24)	5,488	5,488	-	-

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices	The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.	N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (12% - 17%) Vacancy rate (0% - 58.94%) Terminal capitalization rate (8.25% - 9.50%)

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the year ended at December 31, 2023.

Note 36. Contingencies

Contingent Assets

The Company has not material contingent assets to disclose at December 31, 2023 and at December 31, 2022.

Contingent Liabilities

Contingent liabilities at December 31, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN amounting to $40,780 (December 31, 2022 - $35,705) regarding notice of special requirement 112382018000126 of September 17, 2018 informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2022 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,211 (December 31, 2022 - $2,211).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4275 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2022 - $2,535).

(b)	Guarantees:

-	Since June 1, 2017, the Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2023 the amount was updated to $3,967.

-	In 2023, the Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $3,000 to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

The Company´s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

The Company´s. General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the year ended at December 31, 2022 the amount paid was $237,580.

Note 38. Seasonality of transactions

The Company’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Financial risk management policy

At December 31, 2023 and 2022 the Company’s financial instruments were comprised of:

	December 31, 2023	December 31, 2022
Financial assets
Cash and cash equivalents (Note 6)	980,624	1,250,398
Trade receivables and other accounts receivable (Note 7)	453,318	532,067
Accounts receivable from related parties (Note 9) (1)	82,266	59,416
Financial assets (Note 11)	13,526	52,882
Total financial assets	1,529,734	1,894,763

Financial liabilities
Loans and borrowings (Note 19)	815,518	791,098
Accounts payable to related parties (Note 9) (1)	209,607	225,234
Trade payables and other accounts payable (Note 22)	4,181,672	4,389,716
Lease liabilities (Note 14)	1,771,142	1,787,096
Derivative instruments and collections on behalf of third parties (Note 24)	149,563	123,446
Total financial liabilities	7,127,502	7,316,590

Net (liability) exposure	5,597,768	5,421,827

(1)	Transactions with related parties refer to transactions between Almacenes Éxito S.A. and its subsidiaries, associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

Capital risk management

The Company manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, the Company may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of the Company’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing the Company’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of the Company’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Company also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Company is exposed to market, credit and liquidity risks. The Company management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose. The scope of the Board of Directors’ activities includes a financial committee that oversees such financial risks and the financial risk management corporate framework that is most appropriate. The financial committee supports the Company management in that financial risk assumption activities fall within the approved corporate policies and procedures framework, and that such financial risks are identified, measured and managed pursuant to such corporate policies.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to the Company’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. The Company is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments. The carrying amount of financial assets represents the maximum exposure to credit risks.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Trade receivables and other accounts receivable

The credit risk associated with trade receivables is low given that most of the Company’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce the Company’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively.

Collaterals

The Company does not grant guarantees, collaterals or letters of credit, or issues filled-in or blank securities, or other liens or contingent rights in favor of third parties. Exceptionally, the Company may impose liens, depending on the relevancy of the business, the amount of the contingent liability and the benefit. In addition, there are certain promissory notes used in the regular course of the operation with banks and treasury. As of December 31, 2023, the Company was a guarantor in favor of its subsidiaries Almacenes Éxito Inversiones S.A.S. and Transacciones Energéticas S.A.S. E.S.P. in the amount of $6,967 to cover potential default of its obligations, acts as joint and several debtor of subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of compliance bonds.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on the Company’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of the Company.

Most of the Company’s financial liabilities are indexed to market variable rates. To manage the risk, the Company performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. The Company’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with The Company’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with The Company’s net investments abroad.

The Company manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, the Company’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, the Company’s policy is not to carry out transactions for speculation.

At December 31, 2023 and 2022, the Company had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that the Company faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. The Company’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

The Company manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

The Company maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2023 approximately 71% of the Company’s debt will mature in less than one year (December 31, 2022 - 32%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Company’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date December 31, 2022. The Company has access to unused lines of credit.

The following table shows a profile of maturities of the Company’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Other relevant contractual liabilities	619,962	306,912	29,137	944,011

At December 31, 2022	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Other relevant contractual liabilities	265,489	666,882	50,960	983,331

Sensitivity analysis for 2023 balances

The Company assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2023.
−	Scenario II: An increase of 1.198% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.
−	Scenario III: A decrease of 1.198% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2023	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	815,518	795,780	802,153	788,289

d.	Derivative financial instruments

The Company uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2023, the reference value of these contracts amounted to COP $120,916 million (interest rate swaps), USD 34.6 million y EUR 4.11 million (December 31, 2022 – COP $355.458 million, USD 125.5 million and EUR 14.11 million). Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with the Company’s limits and policies.

The Company has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in the country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f.	Insurance policies

At December 31, 2023, the Company have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.

Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.

Extracontractual civil liability	Differential limits and sublimit per coverage apply.	Covers damages caused to third parties during the operation.

Director’s and officers’ third parties liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.

Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.

Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.

Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.

Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	December 31, 2023	December 31, 2022
Investment property	2,645	3,925

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of December 31, 2023, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 41. Subsequent events

January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. (Grupo Calleja) as a result of the completion of the tender offer that this company had signed with Grupo Casino y Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp is the immediate holding company.